EideBailly

CPAs & BUSINESS ADVISORS

June 10, 2019

Securities and Exchange Commission
100 F Street N.E.
Washington DC 20549

Ladies and Gentlemen:

We have read Item 5 of Form 1-U dated April 28, 2019, of GK Investment Holdings, LLC and are in agreement with the statements contained in Item 5 insofar as they pertain to our Firm. For purposes of clarification, please note that we communicated to the management of GK Investment Holdings, LLC that a misstatement was present in their previously filed December 31, 2017 financial statements and their June 30, 2018 interim financial statements. We have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely,

Eide Bailly LLP